UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

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ACUITY INC.
(Exact name of registrant as specified in its charter)

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Delaware	001-16583
(State or other jurisdiction of incorporation or organization)	(Commission File Number)
1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309 (Address of principal executive offices)
Karen J. Holcom, (404) 853-1400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended August 31, 2024.
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Introduction
This Specialized Disclosure Report on Form SD ("Form SD") for Acuity Inc. ("Acuity" the "Company," "we," or "us") for the year ended December 31, 2024 is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") related to conflict minerals. Conflict minerals are defined by the Securities and Exchange Commission ("SEC") as columbite-tantalite (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted) as well as their derivatives (collectively, the "Subject Minerals"). The Rule requires certain registrants to conduct a reasonable country of origin inquiry ("RCOI") designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country (collectively, the "Covered Countries").
Company Overview
We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, Acuity Brands Lighting (“ABL”) and Acuity Intelligent Spaces (“AIS”), we design, manufacture, and bring to market products and services that make a valuable difference in people’s lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and an audio, video and control platform. We focus on customer outcomes and drive growth and productivity to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.
We manufacture or procure lighting and building technology devices primarily in North America, Europe, and Asia. The production or functionality of certain of our devices requires components such as circuit boards, capacitors, metal wires, electrodes, and other electronic components that contain the Subject Minerals. Consequently, we are subject to the disclosure and reporting requirements of the Rule.
Supply Chain Description
We utilize a blend of internal and outsourced manufacturing processes and capabilities to fulfill a variety of customer needs. We operate manufacturing facilities in North America and Europe and also purchase certain components and finished goods from a broad network of suppliers located primarily in the United States of America, Mexico, Asia, and Europe. While some of our products contain the Subject Minerals, we do not procure ore or unrefined minerals directly from mines, and we are many steps removed from the mining of the Subject Minerals. The origin of the Subject Minerals cannot be determined with any certainty once the ores are smelted, refined, and converted to ingots, bullion, or other mineral derivatives. The smelters and refiners are consolidating points for ore and, therefore, are in the best position to identify the origin of the ore. We rely on our suppliers to provide accurate information, including the identification of smelters and refiners, during our RCOI and due diligence procedures.
SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report
Description of Reasonable Country of Origin Inquiry Efforts
For the 2024 reporting year, we conducted a supply chain survey with direct suppliers to determine the origin of the Subject Minerals using the Conflict Minerals Reporting Template. Specifically, the survey requests direct suppliers to identify the smelters and refiners as well as the countries of origin for Subject Minerals contained in the products they sell to us. We reviewed the responses and compared the smelters and refiners identified in the surveys against the lists of facilities with a "conflict-free" designation by the Responsible Minerals Assurance Process ("RMAP") or other independent third-party audit program. Our procedures for the RCOI and due diligence process are overlapping in nature; therefore, this report should be read in conjunction with our Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.
Conclusion Based on Reasonable Country of Origin Inquiry
Based on our RCOI, we believe it is possible that certain of the Subject Minerals used in our products may have originated in the Covered Countries and may not be from recycled or scrap sources. As discussed in the attached Conflict Minerals Report, we have insufficient information from suppliers and other sources regarding all of the smelters and refiners that processed the Subject Minerals to conclude whether the Subject Minerals originated in the Covered Countries.

Conflict Minerals Disclosure
The Conflict Minerals Report for the calendar year ended December 31, 2024, filed herewith as Exhibit 1.01, is publicly available at www.acuityinc.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.
This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, among other things, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “forecast,” “indicate,” “project,” “predict,” “plan,” “may,” “will,” “could,” “should,” “would,” “potential,” and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations, and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, assumptions, and other important factors, many of which are outside of our control and any of which could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 10-K (including, but not limited to, the sections titled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations”), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. This Form SD and the Conflict Minerals Report is not comprehensive, and for that reason, should be read in conjunction with such filings. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable
SECTION 3 - EXHIBITS
Item 3.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: May 29, 2025

ACUITY INC.

By:	/S/ KAREN J. HOLCOM
Karen J. Holcom
Senior Vice President and Chief Financial Officer